Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-167807 January 27, 2011

The Inflation Conundrum

Inflation Prospects in the Near and Long Terms and How to Position a Portfolio

Russ Koesterich, Managing Director,

iShares Chief Investment Strategist

Executive Summary

2010 was notable for growing investor anxiety over inflation, despite its near universal absence. While a number of emerging markets did experience accelerating inflation late in the year, globally 2009 and 2010 marked the lowest inflation environment since at least 19701. And while a gradual economic recovery certainly mitigates the risk of deflation–most developed markets still face significant economic slack–the odds of a significant rise in global inflation remain low.

Longer term, however, unconventional monetary policy does raise the risk of a significant pickup in inflation. Washington is running two policies – asset purchases by the central bank and a deficit funded spending binge – which raise the long-term risk of inflation in the US, and arguably for other developed markets as well. Having said this, given the long lags inherent in monetary policy, developed market inflation is unlikely to accelerate meaningfully over the next twelve months.

In emerging markets, inflation is more influenced by local conditions than broader global factors. Of the large emerging markets, India probably represents the biggest threat.

A dichotomy exists between the near-term outlook and longer-term risks. In the near-term, low but stable inflation should support equity markets in most developed countries2. While the inflation threat in emerging markets is still modest, rising food prices in China and an overheating economy in India are likely to trouble minds in the near term. As a result, we see value to overweighting developed markets during the first half of 2011.

Over the long term, as the threat of global inflation increases, opportunistically increasing commodities (ideally from bond portfolios) looks increasingly attractive. Initially, this should be weighted towards more cyclical commodities, like industrial metals. Over time, gold–though currently extended–is likely to offer the best protection should poor policy and political expediency result in inflation and a weak dollar.

Inflation: Much Ado About Nothing?

[1]	Source: Bloomberg
[2]	Historically, equity markets do best with a little bit of inflation (1% to 3%) as that supports earnings growth but does not cause multiple contraction.

“Inflation is like sin; every government denounces it and every government practices it.”

- Frederick Leith-Ross

One of the many ironies of 2010 was the extent to which inflation occupied investors’ attention. While the global economy was in the midst of one of the worst economic recoveries on record – a recovery mostly due to monetary and fiscal steroids – somehow investor and media attention turned to the looming threat of inflation. As a thought experiment, try to reconcile the following facts:

•	during the first eleven months of 2010, consumer inflation in developed countries averaged less than 2%,

•	in October, US core inflation – ex. food and energy – hit an all-time low of 0.60%,

•	gold rallied nearly 30%, and

•	as anecdotal evidence of investor angst, an obscure out-of print book on Weimar era inflation, When Money Dies, was selling for over $2,000.

In fairness to the inflation crowd, the year did end with a handful of emerging markets experiencing a modest increase in inflation, but with the exception of Australia it was hard to find any real evidence of inflation in developed markets. Inflation in developed markets remained in a relatively tight range – between 1.5% and 2.1% - for the first 10 months of 2010 (see Chart 1). Even in emerging markets, while inflation did accelerate it remained at relatively modest levels relative to previous bouts in emerging markets. Which leaves the question for 2011, is the inflation crowd wrong or just early?

Developed Market Outlook: Inflation Risk Muted for 2011

CHART 1

OECD Inflation

Source: Bloomberg 10/31/10

Inflation was not much of a threat at the outset of 2011, but is likely to accelerate, though probably not to a level that will unnerve financial markets.

For the developed markets, outside of a few hot economies like Australia and a unique case like the United Kingdom (where higher inflation is mostly a function of a higher value-added tax) it is hard to envision inflation much above 2% this year. The simple reality is that most of the leading indicators of inflation are still well below their long-term averages. For example, in the United States, Europe, and Japan, capacity utilization rates – how much of a given country’s manufacturing stock is actually being used – are well below average. When factories have too much spare capacity it is difficult to maintain pricing power, and manufacturing bottlenecks are much less likely. While the situation is improving in all three regions, the improvement is slow in coming. In addition, there is typically a long lag (around a year) between the level of spare manufacturing capacity and inflation. In other words, in many respects we are still feeling the lingering effect of the deflationary forces from the past several years.

Other factors are also conspiring to keep inflation down, not least of which is the slow pace of the global recovery in most developed markets. Historically, global inflation has been significantly correlated with global growth. For every 1% increase in global GDP, global inflation has typically risen by roughly 20-25 bps. An unexpected surge in global growth will certainly add to inflationary pressures, but unless you believe that economists are way off on their 2011 estimates, global growth is unlikely to push developed market inflation much above the 2% level.

CHART 2

US Money Supply and Developed Market Inflation

Source: Bloomberg 11/30/10

In addition to global growth, it turns out that the monetarists were right and investors also need to focus on the quantity of money. In the past, changes in the US money supply (M2 in particular) have led changes in inflation. Interestingly enough, the relationship between the US money supply and inflation is not limited to the United States. Given the importance of the Federal Reserve Board (the Fed) in shaping global monetary conditions, changes in the US money supply have also led inflation in other large, developed countries. Historically, for every 1% increase in the US money supply, G-7 inflation has accelerated by roughly 60 bps (see Chart 2).

What is important to keep in mind is that while the relationship between money supply and inflation is significant, it is not timely. It takes a long time for increases in the money supply to show up in prices. In the past, the relationship between changes in the money supply and inflation has been strongest with a two to three year lag. When comparing changes in the US money supply to changes in global inflation, the lag is similar. Even to the extent that there is a sudden surge in the supply of dollars, i.e. the money supply, it would probably take a few years before the extra money in circulation pushed inflation noticeably higher.

And as it stands, money supply growth is currently nowhere near the levels which should be sending off inflation alarms. M2 growth bottomed out last March at 1.3% - implying an inflation rate of around 1%. Even today, M2 is barely growing at 3.0% year-over-year; around half of the forty year average (see Chart 3). While the money supply has turned coincident to the stabilization in bank lending, it will take a long time before this leads to higher inflation. Given the low levels of M2 growth in 2010, it would be highly unlikely to see any real inflation in 2011.

Emerging Market Outlook: Depends on the Country

While developed markets are still witnessing historically low inflation, in emerging markets the picture is somewhat different. Thanks to surging growth, many of the large emerging markets witnessed rising inflation in 2010. That said, while the acceleration is noticeable, it has so far been modest. In Brazil, inflation has risen from its 2009 lows, but at 5.6% is still below the 10-year average. In both Russia and India, while inflation is high at 8.1% and 9.6%, respectively, it is actually decelerating from their peaks hit earlier in the year. India’s inflation

CHART 3

US Money Supply Year-over-Year 1968 to Present

Source: Bloomberg 11/30/10

peaked at nearly 16% in February and Russia’s is down from a peak of 14%. China appears to be the one large emerging market in which inflation is both high (5.1% versus a 10 year average of 2.1%) and rising.

The future direction of inflation is likely to be less consistent for emerging markets than for developed ones. Developed markets have historically responded to broad global themes. Emerging markets are less homogenous. While investors refer to emerging markets and ‘BRIC’ countries, these indices and acronyms contain very different economies making it harder to generalize about one level or direction of inflation. Emerging market inflation has tended to be driven by factors that are idiosyncratic to that particularly country. With that in mind, it will be useful to focus on the two largest emerging markets – China and India. In addition to their size, these two countries have the dubious distinction that their most recent inflation readings are above their respective long-term averages.

The first key for future Chinese inflation will be food prices. Roughly two-thirds of November’s 5.1% rise in the Chinese CPI was driven by an 11.7% year-over-year increase in food (with most of that driven by increase in the cost of produce and eggs). Food prices are critical for China, making up roughly one-third of the Chinese CPI basket. As with many other developing countries, food constitutes a much larger percentage of household spending than it does in more developed markets.

The other key factor to watch is loan growth. Historically, with less developed capital markets, bank lending has been an important determinant of business activity. In the past, loan growth has led Chinese inflation by approximately two to three quarters. The good news here is that the Chinese authorities started to rein in loan growth a year ago as signs of the crisis were abating. After peaking at nearly 34% year-over-year, loans at Chinese financial institutions are now growing by less than 20% (see Chart 4). While this is still slightly above the long-term average of 18%, it does suggest that Chinese officials are not behind the curve. Restrictions in Chinese lending coupled with rate hikes suggest that Chinese inflation is likely to decelerate over the course of 2011.

India is potentially more troubling. While India’s inflation is down substantially from its early 2010 peak, it is still well above the central bank’s target and comfort zone. Similar to China, food prices are playing a significant part of the problem. More fundamentally, India is struggling with an economy that is bumping up against its natural speed limit. Industrial production is up by nearly 11% year-over-year,

CHART 4

China Total Loans of Financial Institutions YOY 9-01 to Present

Source: Bloomberg 11/30/10

well ahead of the decade’s average of less than 8%. As a result, wholesale inflation is also well above its long-term average as supply constraints keep upward pressure on prices.

While inflation is falling in India, it is not clear that India’s central bank is being sufficiently vigilant. In the absence of a more proactive stance, inflation may remain stubbornly above the bank’s target. Unlike China, India’s central bank has not been particularly aggressive in draining reserves from the banking system. The central bank’s benchmark rate is still below the rate of inflation, and the reserve ratio is still well below its 2008 peak. Investors should pay careful attention to the Reserve Bank of India, which is scheduled to meet on January 25th, for signs of a more aggressive monetary stance. Currently, of all the large emerging markets, India is arguably the one to be most concerned about from an inflation perspective.

Inflation Comes, it is Likely to be Made in Washington

By and large, global inflation is unlikely to accelerate in any meaningful way in 2011. Emerging markets are likely to struggle during the first half of the year, and a few niche developed markets may as well, but this will not be a global phenomenon. There is more to worry about over the longer term, particularly for dollar-denominated investors. In the absence of a well-defined and well-executed exit plan, the monetary and fiscal stimulus of the past three years significantly raises the long-term inflation risks.

Starting with monetary policy, the Fed’s numerous asset purchase programs have expanded their balance sheet fourfold since late 2008 (see Chart 5). The flip side of this unprecedented expansion has been a jump in bank reserves and a corresponding increase in the monetary base (currency plus bank reserves). So far that increase in bank reserves has not translated into an increase in the supply of money. The

CHART 5

Federal Reserve Open Market Account Holdings

Source: Bloomberg 12/31/10

reason is that while bank reserves have surged, banks have not been making new loans. Starting in November of 2008, Commercial and Industrial (C&I) loan demand contracted for 17 consecutive months. Even today, C&I loans are still down 7% from year-ago levels. With banks parking their money in US Treasuries rather than lending, the effect of the Fed’s monetary experiment has thus far been benign.

Going forward the question for investors is whether the Fed will have the discipline and nimbleness to rein in the excess reserves before bank lending normalizes and the money supply explodes. Recall, this is not just an issue for US investors, but of global importance. As demonstrated in Chart 2, a rising US money supply has historically coincided not only with higher US inflation but with higher inflation in other developed countries. In our view, investor concern on this score is justified given the fact that the Fed’s balance sheet, both in terms of size and composition, is highly unusual. There is no rule book on how to unwind this stimulus, and the potential for policy errors is significant.

The second risk out of Washington comes courtesy of the federal government. In addition to unconventional monetary policy, the US has also been engaging in unconventional fiscal policy. Deficits for fiscal 2009-2011 were, or will be, close to 10% of GDP. The US has not witnessed deficits this large since World War II. Part of the deficit is being driven by a collapse in tax revenue, but it is also being driven by

CHART 6

US Federal Spending & Inflation

Source: Bloomberg 11/30/10

a surge in government spending. Government outlays in fiscal 2010 were approximately $3.5 trillion, a 40% increase from just five years ago. And these outlays are before the extra spending that will come from expanded healthcare.

To date, this spending has simply helped cushion the collapse in private sector demand and has not generated any inflation. However, in the absence of these mitigating circumstances, investors should expect higher inflation to coincide with rising government spending. Over the past five decades, changes in federal spending explain roughly 25% of the variation in annual inflation. Historically, for every 1% increase in federal spending, inflation has risen by roughly 30 bps (see Chart 6). Once the economy normalizes, government spending increases of this magnitude are likely to crowd out private demand and put upward pressure on prices. Unless the government addresses its fiscal habits, this will be another factor putting upward pressure on US inflation.

Investment Strategy 2011

This year’s outlook for low to modest inflation in developed markets and the potential for higher and more heterogeneous inflation in emerging markets suggests an overweight to both bonds and stocks and a smaller position in commodities, particularly to the extent that low inflation is coupled with slow growth in the developed world. Further, we would amend that recommendation to favor equities over bonds and corporates over Treasuries. The reason has less to do with inflation and more to do with valuations. For most developed bond markets – including the United States, Germany, and Japan – real rates are historically low. While inflation is unlikely to prove a threat to bonds in 2011, rising real rates probably will. With an improving economy and significant supply, real rates are likely to remain under pressure suggesting that the sovereign debt of developed markets should have a difficult year.

In addition to favoring corporate debt, we like high yielding equities as a bond substitute. Not only are most developed markets trading at discounts to their long-term average, but a low-inflation environment should allow for a further expansion of earnings multiples. For example, in the United States the S&P 500 is currently trading at around 15.5x trailing earnings3. This is slightly below the long-term average of 16.5x, but it is significantly below the average for those periods when inflation was low and stable (defined as a CPI of 1% to 3%)3. With little risk of an imminent rise in inflation, there is room for a modest increase in valuations in 2011.

While inflation pressures in most emerging markets are modest, at least in comparison to their own histories, it will take some time for policy makers to bring inflation down. During this period we are likely to see economic deceleration, albeit from high levels, as well as the possibility for policy errors. Currently, the emerging market in which inflation appears to be the biggest threat is India, and investors should be cautious on both Indian stocks and bonds until monetary policy is better aligned with prevailing inflation conditions. Overall, at least for the first half of the year, we prefer developed markets relative to emerging markets.

Longer Term: Commodities and Gold

Investors Going into 2012 and beyond, the deflationary forces which are currently keeping a lid on price increases should start to abate. Given what is arguably an overvalued bond market and the fact that it does not take much inflation, as little as 3%, to push equity valuations lower, a shift to a more inflation-proof portfolio should be considered at some point in 2012.

Historically, equities normally suffer when inflation starts to rise. While equities do a decent job of generating positive real returns over the long term - earnings eventually rise with inflation - stocks typically react negatively when inflation starts to accelerate. Equities that perform the best in that environment are those that will benefit from rising prices. That suggests an overweight position in energy.

[3]	Source: Bloomberg, January 2011
[4]	Source: Gu, Grace and Green, Phil, Dynamic Asset Allocation under Different Phases in the Business Cycle, BlackRock, July 29, 2009. Page 7.

From a country perspective, those markets that will experience improving terms of trade with rising prices should be considered. Those include Australia and Canada in the developed markets (both have the additional advantage of not having the same fiscal ‘baggage’ as the United States, Japan, or the United Kingdom) and Brazil, Indonesia, and South Africa in the emerging markets.

While a shift to favor more sector-resilient sectors and countries is a good way to play rising inflation, historically the best way is to increase commodity exposure. Commodities have outperformed every asset class when inflation is high, regardless of economic growth. Although commodities do best when both inflation and growth are high, they still outperform other asset classes by a significant margin, even under a stagflation regime4.

Unfortunately most commodities look extended on a short term basis. While commodities are notoriously tricky to value given the lack of cash flow, one metric to watch is how commodity traders are positioned. This provides some insight into the extent to which short-term speculators are over- or under- positioned in a given commodity. As of January 2011, most of the major commodities – gold, crude, copper – had large speculative positions. In the case of crude oil, net speculative long positions were 160,000–more than five times the long-term average. In other words the good news on commodities appears priced into the markets. While the longer-term case for oil, gold and other commodities is strong, given the lack of imminent inflationary pressure investors should wait for a better entry point before establishing new positions.

While most commodities look extended, we would argue that they are not in a bubble. Using gold as a proxy, gold’s multi-year rally largely represents a reversion to the mean of the multi-decade slide that began in 1980. Additionally, it is instructive to look at the rise in commodity prices versus the rise in the supply of money (which should ultimately drive prices and inflation). On this basis, gold looks modestly expensive, but nowhere near a bubble.

Today, based on this metric, gold is roughly 25% above where it should be based purely on past growth in the supply of money. In contrast, in the early 1980’s gold prices had risen nearly four times faster than the money supply (see Chart 7). In addition, part of today’s modest premium arguably represents the fact that while money supply growth has been muted, growth in the monetary base and the Fed’s balance sheet has not. Investors are reasonably worried that all of that money will eventually find its way into the real economy and money supply once banks start lending. When and if that happens, gold prices will look much more reasonable. But for now, a pullback to the $1,050 to $1,100 range would bring prices back inline with their long-term average relative to the supply of dollars.

The final reason for owning gold over the long term is the somewhat related risk of a steadily declining dollar. Like any commodity, when the supply goes up, all else equal, prices should go down. If the Fed’s monetary experiment results in an eventual explosion in the money supply, the dollar is more likely to depreciate. The risk of a secular decline in the dollar is further exacerbated by the United States’ current account and fiscal deficit. With the latter showing no signs of abating, and debt levels reaching proportions that normally invite a visit from the International Monetary Fund (IMF), the risk of

CHART 7

Spot Gold vs. US Money Supply (M2) 1959 to Present

Source: Bloomberg 11/30/10

dollar devaluation is real. In that case, gold is an excellent hedge. Historically, changes in the dollar have explained roughly 30% of the variation in gold prices, with gold rising as the dollar falls. For each 1% drop in the value of the dollar, gold prices have risen by a similar amount (see Chart 8). If the United States’ long-term vision for managing its debts is to depreciate the currency, gold will be one of the best hedges.

Conclusion

How can one gauge the political significance of inflation, or judge the circumstances in which inflation in an industrialized democracy takes root and becomes uncontrollable, unless its course is chartered side by side with the political events of the moment?

“When Money Dies: The Nightmare of the Weimar Collapse”

- Adam Fergusson

“Inflation is the one form of taxation that can be imposed without legislation.”

- Milton Friedman

CHART 8

US Dollar Vs Gold

Source: Bloomberg 12/31/10

Growing concerns of inflation, particularly in the United States, are not misguided, but early. Given the various deflationary forces lingering in the global economy – below trend growth, excess capacity, incapacitated banks, and anemic money supply growth – inflation is not a global risk in 2011. Emerging markets will find themselves looking to engineer a soft landing in 2011, but the early indications look promising for most countries.

Given this backdrop, we favor an overweight to global equities, and given the near-term challenges to emerging markets, suggest an overweight to developed markets, at least during the first half of the year. Bond allocations should arguably be lower not because of inflation risks but simply given high valuations and the risks of rising real rates.

As the year goes on and we head towards 2012, opportunistically look to add to commodity positions as a longer-term inflation hedge. Early on, that suggests more cyclical commodities that will benefit from a global economy on the mend. Longer term, it also suggests precious metals, specifically gold as an inflation insurance policy.

Given that gold looks modestly over-bought, pullbacks could be used to add to positions. The good news is that to the extent the risk of global inflation is probably still a couple of years away, investors can afford to be opportunistic in their timing.

For the longer term, the epicenter of the inflation threat is US fiscal and monetary policy. Both are arguably necessary in the near term to avoid a longer and more debilitating economic slump. But the near-term necessity does not address the longer-term concerns. To date, neither the federal government nor the central bank has provided sufficient clarity or transparency on the eventual exit strategy. This is particularly troubling in the case of government spending. While the recent extension of US tax breaks and stimulus was arguably prudent, the lack of any consensus on long-term fiscal reform raises the prospect that a credible plan will not happen without a crisis.

Inflation will become more of a long-term risk to the extent that sovereign debt issues, particularly in the United States, are not addressed. Inflation offers several advantages for highly-indebted countries; it increases nominal GDP, making debt burden more manageable, both for US consumers and the government. And, in a tradition going back to ancient Rome, it allows the debtor the opportunity to repay its obligations with a depreciated currency. Typically, this has been a tempting solution for countries with large fixed-debt burdens. In a world of political expediency, the biggest risk is that inflation becomes a substitute for political will. Inflation cannot be manufactured overnight, but it can be manufactured, or worse yet, stumbled into.

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